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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25              SEC FILE NUMBER
                                                              033-23138-D

                           NOTIFICATION OF LATE FILING


(CHECK ONE):   [X] Form 10-K   [ ] Form 20-F   [ ] Form  10 QSB   [ ] Form N-SAR


         For Period Ended:          JUNE 30, 2001
                           -----------------------------------------------------
         [ ]      Transition Report on Form 10-K
         [ ]      Transition Report on Form 20-F
         [ ]      Transition Report on Form 11-K
         [ ]      Transition Report on Form 10-Q
         [ ]      Transition Report on Form N-SAR
         For the Transition Period Ended:
                                          --------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1 - REGISTRANT INFORMATION

                                 HEARTSOFT, INC.
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Full name of Registrant

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Former Name if Applicable

                            3101 NORTH HEMLOCK CIRCLE
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Address of Principal Executive Office (STREET AND NUMBER)

                          BROKEN ARROW, OKLAHOMA 74012
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b)  The subject annual report, semi-annual report, transition
          [X] report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Due to the press of other business, the Company's small staff, and delays in completing the audit of the Company's financial statements, the registrant was unable to complete its Form 10-KSB for the period ended June 30, 2001 by September 28, 2001.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             BENJAMIN P. SHELL           918            362-3600
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                   (Name)            (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                      [X]  Yes       [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      [X]  Yes       [ ]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                 HEARTSOFT, INC.
                                 ---------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     SEPTEMBER 28, 2001             By     /s/ BENJAMIN P. SHELL
         -----------------               -------------------------------------
                                         President and Chief Executive Officer

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                                  ATTACHMENT 1

                            Response to Part IV, (3)


         Although the final audit of the Company's financial statements has not been completed, the Company anticipates that, when released, the audited financial statements will show an increase in net sales and a larger net loss for fiscal 2001 as compared to fiscal 2000. Because the audit of the Company's financial statements is ongoing, the Company is unable to provide quantitative estimates of such results.